Exhibit 99.3

NICE Webinar Series Examines How Companies Can Better
 Engage Customers Throughout the Customer Journey

Paramus, New Jersey, January 15, 2015 – NICE Systems (NASDAQ: NICE) is hosting a webinar series dedicated to examining how organizations can better understand and engage with their customers throughout the customer journey. These sessions, which begin January 22, will feature leading industry analysts, NICE experts, and a NICE customer, who will share best practices and solutions for seamlessly managing the customer journey in order to drive an exceptional customer experience.

Attendees will learn how to leverage various offerings from NICE, like Voice of the Customer, Customer Engagement Analytics, and Real-Time Solutions, in order to:

•	Gain visibility into the entire customer journey across channels and touch points
•	Leverage predictive analytics to shape the customer journey and drive the right action in real time
•	Evaluate which business processes are working well and which need improvement
•	Improve productivity in the contact center and back office
•	Identify and apply best practices for engaging with customers

For more information and to register for the webinar series: http://info.nice.com/Webinar-Series-Announcement_PR.html.

January 22	The Power of a Voice of the Customer Hub – Haley Kitson and Natasha Holroyde, NICE
January 29	Discover How to Improve Your Customer Journey – Chance Whittley, NICE
February 5	Measuring Productivity – There is another Way – David Geffen, NICE
February 19	Driving Action with Voice of the Customer – Chance Whittley, NICE
February 26	Panel: Customer Journey Analytics to Drive Improvements in Customer Experience – Maxie Schmidt-Subramanian, Senior Forrester Analyst
March 5	Experience the Customer Journey – NICE Customer
March 12	Capitalizing on the Voice of the Customer – Bruce Temkin, CX Transformist and Managing Partner, Temkin Group
March 19	Drive Efficiency by Understanding the Customer Journey – Lee Mostari, NICE
March 26	What Happens in the Back Office Stays in the Back Office...Not – David Geffen, NICE

About NICE Systems

NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact

Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors

Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.